================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                           Form 20-F _X_ Form 40-F ___

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):
                                 Yes ___        No _X_

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):
                                 Yes ___        No _X_

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                 Yes ___        No _X_

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


================================================================================

Endesa Chile to Start Loading Ralco's Dam, the Hydroelectric Project Will Contribute to 9% of Chilean Central System Interconnected's Electricity Requirements

    NEW YORK--(BUSINESS WIRE)--April 22, 2004--Endesa Chile
(NYSE:EOC), ENDESA (NYSE:ELE)

    -- The 570 MW power plant, in which US$ 540 million have already been invested, will annually generate 3,100 GWh.

    -- Endesa Chile will soon conclude works, and will launch the hydroelectric power plant during the second half of 2004.

    -- The company develops relocation projects; cultural, social and economic growth projects, as well as short, medium and long term plans for pehuenches communities affected.

    Endesa Chile (NYSE:EOC), ENDESA's (NYSE:ELE) generation subsidiary in Latin America, has started loading Ralco's dam, one of the world's biggest hydroelectric projects. It will contribute to 9% of the Chilean Central Interconnected System's power requirements.
    The company is working to conclude the works and launch the plant during the second half year 2004. Endesa Chile has invested US$ 540 million in the construction, which will have 570 MW of capacity, and will be able to annually generate 3,100 GWh.
    With the fulfilment of the project, Endesa Chile has developed a Plan at the benefit of the indigenous Pehuenche community. The company develops relocation projects; cultural, social and economic growth projects, as well as short, medium and long term plans for pehuenches communities affected.
    For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200
    http://www.endesa.es

    CONTACT: North America Investor Relations Office
             David Raya, 212-750-7200

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      ENDESA, S.A.

Dated: April 22nd, 2004                     By: /s/ David Raya
                                                --------------------------------
                                                 Name: David Raya
                                                Title: Manager of North America
                                                       Investor Relations